Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 11, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
 Securities Act Registration No: 333-17391
 Investment Company Act Registration No: 811-07959
 Al Frank Fund (S000005099)
 Al Frank Dividend Value Fund (S000000024)

Dear Mr. Hallock:

Transmitted herewith on behalf of the Trust and its series, the Al Frank Fund and Al Frank Dividend Value Fund (the “Funds”), is the definitive proxy statement on Schedule 14A in preparation for a special shareholder meeting scheduled for Thursday, January 17, 2013.  The definitive proxy statement contains a request for shareholders to consider and approve an Agreement and Plan of Reorganization whereby the Funds would move from the Trust into the Northern Lights Fund Trust II.  This correspondence is also being filed in response to your oral comments and suggestions of December 6, 2012, to the Trust’s preliminary proxy statement filing on Schedule 14A filed on Friday, November 30, 2012, on behalf of the Trust and the Funds.

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the preliminary proxy statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the preliminary proxy statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the comments made by the Staff have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

1.
Staff Comment:  Regarding the second paragraph under the section entitled “Reasons for the Reorganization” on page 6, the Staff believes it is more accurate, in the fourth sentence, to state that the Acquiring Funds would have the same net expenses as the Acquired Funds. Please review and revise accordingly.

 Response:  The Trust responds by revising the disclosure as follows:

“…The Adviser noted that the Acquiring Funds would be newly-created clones of the Acquired Funds, would have the same investment objective, strategies, fees and net expenses as the Acquired Funds and that the Adviser had agreed to retain the existing Expense Caps for the Acquiring Funds through at least April 30, 2014…”

2.
Staff Comment:  Please revise the proxy statement to make clear that the Advisor will benefit from the Reorganization to the extent that, under the new fee arrangements, it is expected that the amount of waived fees and expenses, and the amount the Advisor is expected to reimburse the Acquiring Funds, will be a lesser amount post-reorganization.

 Response:  The Trust responds by revising the third paragraph in the section titled “Reasons for the Reorganization” on page 7 of the proxy statement as follows:

“The Board also considered that the proposed Reorganizations provided certain benefits to the Adviser.  These benefits included efficiencies to the Adviser resulting from the consolidation of service providers for its registered funds business and providing the Adviser with a better opportunity to retain its assets under management than a liquidation of the Funds.  In addition, the fees and expenses of the Acquiring Funds are expected to be less than those of the Acquired Funds, which means that it is expected that the Adviser’s reimbursements to the Acquiring Funds will decrease.”

3.
Staff Comment:  Regarding the section entitled “Comparison of the Acquired Fund and the Acquiring Funds” in the subsection “Comparison of Fees and Expenses,” please revise the first paragraph before each fees and expenses table as necessary to identify which individual service providers’ fees will be changing as a result of the reorganization.  If Trust level expenses expected to be paid by the Acquiring Funds will be less than those paid by the Acquired Funds, this should also be disclosed.

Response:  The Trust responds by revising the disclosure in the third sentence of each paragraph just prior to each of the fees and expenses tables as follows:

“…However, certain trust level expenses and the fees charged by the transfer agent, fund accountant, fund administrator and auditor are expected to be less~~certain individual service providers are changing~~.”

4.	Staff Comment: The Staff notes that each of the Funds has been named as defendants in a class action lawsuit. Please explain supplementally the details surrounding this litigation.

 Response:  The Trust responds supplementally by providing the disclosure regarding the legal proceedings which can be found in the Funds’ current Prospectus dated April 29, 2012 as follows:

“A lawsuit has been filed relating to the Funds’ former investments in Lyondell Chemical Company (“LYO”). The lawsuit stems from events surrounding a 2007 leveraged buyout of LYO by Basell AF S.C.A.  On December 19, 2011, a large class of former shareholders of LYO, including the Funds, were named as defendants in a proceeding brought by Edward S. Weisfelner, as Trustee of the LB Creditor Trust in the U.S. Bankruptcy Court for the Southern District of New York.  The plaintiffs seek to recover amounts paid to former LYO shareholders in connection with the leveraged buyout, plus interest and attorneys’ fees and expenses. The lawsuit alleges no misconduct by the Funds.

If the lawsuit were to be decided or settled in a manner adverse to former LYO shareholders, the Funds could be required to return amounts received in connection with the leveraged buyout. The return of such amounts by the Funds, along with interest and other potential expenses, could have a negative impact on the Funds’ net asset values.  It is not possible to determine the exact impact that such a decision might have on the Funds’ net asset values at this time.

The Funds have joined with other former LYO shareholders to defend themselves in this matter. The defendants believe they have good defenses to the claims asserted in the lawsuit and intend to vigorously defend themselves.  As of March 31, 2012, the Al Frank Fund and Al Frank Dividend Value Fund had total net assets of $91,141,314 and $15,776,826, respectively.”

In addition, the Trust responds supplementally by stating that the Funds, along with other mutual fund defendants, have petitioned the U.S. Bankruptcy Court for the Southern District of New York to dismiss the complaint and are currently awaiting the Court’s decision.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary, Advisors Series Trust